[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larkin:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Treatments, Testing and Advancements ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that this is an automatically effective filing pursuant to Rule 485(b) of Securities Act of 1933, and as such, a Staff accountant is not required to review the Registration Statement. If the Registrant intends to request acceleration of the filing, please ensure a Staff accountant reviews the Registration Statement.

Response to Comment 1

The Registrant acknowledges the Staff’s comment relating to the requirement of a Staff accountant’s review of a Registration Statement filed pursuant to an acceleration request.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Treatments, Testing and Advancements ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the Prime Treatments, Testing and Advancements Index (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index tracks the performance of U.S.-listed equity securities or depositary receipts of companies that (i) perform research, development, and commercialization of treatments or vaccines for infectious diseases or (ii) engage in the research, development, manufacturing, and provision of biological tests for patients.”

Please confirm whether Global Depositary Receipts (GDRs) are included. If GDRs do not trade on U.S. exchange, please revise the disclosure to clarify that.

Response to Comment 3

The Fund confirms that GDRs are not included in the Index. The disclosure has been revised to clarify that the Index tracks the performance of U.S.-listed equity securities or American Depositary Receipts (ADRs) of such companies.

Comment 4 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index tracks the performance of U.S.-listed equity securities or depositary receipts of companies that (i) perform research, development, and commercialization of treatments or vaccines for infectious diseases or (ii) engage in the research, development, manufacturing, and provision of biological tests for patients.”

Please tie back this disclosure with the immediately succeeding paragraph where the definitions of “Treatment Companies” and “Testing Companies” (i.e., please explain how the two prongs in the referenced disclosure relate to “Treatment Companies” and “Testing Companies”).

Response to Comment 4

In accordance with the Staff’s comment, the disclosure has been revised in its entirety as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in U.S.-listed equity securities or American Depositary Receipts (“ADRs”) of Treatments, Testing and Advancements Companies (as defined below). In general, the Index seeks to be comprised of companies: i) performing advancements in research, development, and commercialization of treatments or vaccines for infectious diseases, or ii) engaged in the advancement of research, development, manufacturing, and provision of biological tests for patients.

Prime Indexes (the “Index Provider”) determines whether a company is a “Treatments, Testing and Advancements Company” based on the assessment of: i) if a company has one or more vaccines or treatments for infectious diseases in preclinical research, in any phase of U.S. Food and Drug Administration (“FDA”) clinical trials, or in commercial stage (i.e., capable of being manufactured for widespread use) and is classified by North American Industry Classification System as being in either a) the “Pharmaceutical and Medicine Manufacturing” industry, or b) the “Research and Development in the Physical, Engineering, and Life Sciences” industry; or ii) if a company derives more than 50% of its revenue from research, development, manufacturing, and provision of biological tests for patients.

To qualify for inclusion in the Index, Treatments, Testing and Advancements Companies must have an operating company structure. To be added to the Index, Treatments, Testing and Advancements Companies must have a minimum market capitalization of $100 million, must have an average daily value traded over the prior three-month period of $250,000 and must be listed on a U.S. exchange. Companies already included in the Index must have a minimum market capitalization of $50 million.

Comment 5 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index is comprised of two groups of companies, as described below: “Treatment Companies” and “Testing Companies”. “Treatment Companies” are companies that (i) have one or more vaccines or treatments for infectious diseases in pre-clinical research, in any phase of U.S. Food and Drug Administration clinical trials, or in a commercial stage.”

Please explain what is meant by “commercial stage.”

Response to Comment 5

Please refer to the Fund’s response to Comment no. 4 for the revised disclosure.

Comment 6 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“…(ii) are classified by the North American Industry Classification System as either “Pharmaceutical and Medicine Manufacturing” or “Research and Development in the Physical, Engineering, and Life Sciences.”

Please clarify what classification is being referenced here.

Response to Comment 6

The Fund notes that the North American Industry Classification System (NAICS) is the standard used by Federal statistical agencies in classifying business establishments for the purpose of collecting, analyzing, and publishing statistical data related to the U.S. business economy. “Pharmaceutical and Medicine Manufacturing” or “Research and Development in the Physical, Engineering, and Life Sciences” are industries classified by NAICS. The disclosure has been revised to clarify. Please refer to the Fund’s response to Comment no. 4 for the revised disclosure.

Comment 7 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“To qualify for inclusion in the Index, Treatments Companies and Testing Companies must have an operating company structure (as opposed to being a pass-through security).”

Please explain the relevance of the parenthetical or consider deleting if not necessary.

Response to Comment 7

The parenthetical has been removed from the disclosure. Please refer to the Fund’s response to Comment no. 4 for the revised disclosure.

Comment 8 – Principal Investment Strategies

Please add disclosure to the “Principal Investment Strategies” section regarding the Index Weighting Methodology.

Response to Comment 8

In accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

Weighting. All components with a market capitalization greater than $15 billion (A “MegaCap Component”) are equally weighted within an aggregate weighting of 10%. The determination for whether a company is designated a MegaCap Component is made only at the time of that company’s initial entry into the Index. The remaining constituents are then ranked from highest to lowest market capitalization, subject to the following constraints: (i) the top five components are weighted at 6% each and (ii) the remaining constituents are weighted based on their market capitalization subject to a 4% limit per security.

Comment 9 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The remaining constituents with a market capitalization under $15 billion are weighted bases on their market capitalization subject to a 4% limit per security.”

Please change “bases” to “based”.

Response to Comment 9

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Fund’s response to Comment no. 8 for the revised disclosure.

Comment 10 – Principal Investment Strategies

Please confirm supplementally to the Staff what the term “advancements” has to do with the name of the Fund or the Index.

Response to Comment 10

The Registrant considers the term “advancements” to mean developments or improvements in medicine. For example, the Index may include companies who have one or more vaccines or treatments for infectious diseases in preclinical research, in any phase of FDA clinical trials, or in commercial stages preparing for more widespread distribution. The Registrant would consider these companies to represent advancement in the field if their vaccines are new to the market. Further, the Index may include a company that derives more than 50% of its revenue from research, development, manufacturing, and provision of biological tests. If the research generated from such company resulted in a new vaccine, the Registrant would consider this to be an advancement in the field. Please refer to the Fund’s response to Comment no. 4 for the more fulsome revised disclosure.

Comment 11 – Principal Investment Strategies

If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 11

The Fund supplementally confirms that it does not intend to use the 20% bucket to invest in derivatives.

Comment 12 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

“The Index was initially created by the Index Provider. The Index Provider is not affiliated with the Fund, the Adviser or r Toroso Investments, LLC (the “Sub-Adviser”).”

Please remove the hanging “r”.

Response to Comment 12

The disclosure has been revised in accordance with the Staff’s comment.

Comment 13 – Principal Investment Strategies

The Staff notes the following statement set forth in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries. As of [__], 2024, the Index was concentrated in the biotechnology sector.

Please disclose whether the Index is currently concentrated and if so, disclose the specific industry or group of industries in which the Index is concentrated.

Related, please confirm whether the reference to “biotechnology sector” should instead be “biotechnology industry.” If the Index is concentrated in the biotechnology sector, please remove the last sentence of the above referenced disclosure as only industry concentrations should be disclosed.

Response to Comment 13

In accordance with the Staff’s comment, the Fund has revised the disclosure as follows:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 14 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 14

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 15 – Principal Risks

The Staff notes the “Correlation Risk” set forth in the section entitled “Principal Risks.” The Staff notes that the “Tracking Error Risk” already addresses the concept covered in the Correlation Risk. Please reconcile the repetitive disclosure.

Response to Comment 15

The Fund has deleted the “Correlation Risk” from the prospectus.

Comment 16 – Principal Risks

The Staff notes the “Depositary Receipts Risk” set forth in the section entitled “Principal Risks.” If GDRs are included in the Index, please update the risk to include risk disclosure specific to GDRs.

Response to Comment 16

As previously noted in the Fund’s response to Comment no. 3, the Index will not include GDRs. Therefore, the Fund respectfully declines to add any additional disclosure regarding GDRs.

Comment 17 – Principal Risks

The Staff notes there is no “Foreign Investment Risk” set forth in the section entitled “Principal Risks.” Please confirm whether foreign risk disclosure should be included in the disclosure.

Response to Comment 17

In accordance with the Staff’s comment, the “Foreign Investment Risk” (and the accompanying sub-risks) have been added to the Principal Risks section.

Comment 18 – Principal Risks

The Staff notes “ETF Risks” set forth in the section entitled “Principal Risks.” Please supplementally confirm if the Fund invests in instruments traded outside of a collateralized settlement system.

Response to Comment 18

The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Comment 19 – Principal Risks

The Staff notes the “Cash Transactions Risk” set forth in the section entitled “Principal Risks.” Please confirm that the Fund may effect its creations and redemptions primarily for cash.

Response to Comment 19

In accordance with the Staff’s comment, the “Cash Transactions Risk” has been removed from the disclosure.

Comment 20 – Principal Risks

The Staff notes the “Management Risk” set forth in the section entitled “Principal Risks.” Please confirm this risk is appropriate for inclusion in the disclosure.

Response to Comment 20

In accordance with the Staff’s comment, the “Management Risk” has been removed from the disclosure.

Comment 21 – Principal Risks

The Staff notes that “Smaller Companies Risk”, “Tax Risk” and “Valuation Risk” do not appear in the section entitled “Principal Risks”. Please confirm to the Staff whether these risks should be included as Principal Risks to the Fund.

Response to Comment 21

In accordance with the Staff’s comment, the following risks have been added to the Principal Risks section:

Smaller Companies Risk. The Fund’s Index may be composed primarily of, or have significant exposure to, securities of smaller companies. Smaller companies may be more vulnerable to adverse business or economic events than larger, more established companies, and may underperform other segments of the market or the equity market as a whole. The securities of smaller companies also are often traded in the over-the-counter market and tend to be bought and sold less frequently and at significantly lower trading volumes than the securities of larger companies. As a result, it may be more difficult for the Fund to buy or sell a significant amount of the securities of a smaller company without an adverse impact on the price of the company’s securities, or the Fund may have to sell such securities in smaller quantities over a longer period of time, which may increase the Fund’s tracking error.

Tax Risk. To qualify for the favorable tax treatment generally available to regulated investment companies (“RICs”), the Fund must satisfy certain diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”). In particular, the asset diversification requirements will be satisfied if (i) at least 50% of the value of the Fund’s total assets are represented by cash and cash items, U.S. government securities, the securities of other RICs and “other securities,” provided that such “other securities” of any one issuer do not represent more than 5% of the Fund’s total assets or greater than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of the Fund’s assets are invested in securities of any one issuer (other than U.S. government securities and securities of other RICs), the securities (other than securities of other RICs) of any two or more issuers that are controlled by the Fund and are engaged in the same or similar or related trades or business, or the securities of one or more “qualified publicly traded partnerships.” When the Index is concentrated in a relatively small number of securities, it may not be possible for the Fund to fully implement a replication strategy or a representative sampling strategy while satisfying these diversification requirements. The Fund’s efforts to satisfy the diversification requirements may cause the Fund’s return to deviate from that of the Index, and the Fund’s efforts to replicate the Index may cause it inadvertently to fail to satisfy the diversification requirements. If the Fund were to fail to qualify as a RIC, it would be subject to U.S. federal income tax at corporate rates on its income, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. In addition, distributions to a Fund’s shareholders would generally be taxed as ordinary dividends.

Under certain circumstances, the Fund may be able to cure a failure to qualify as a RIC, but in order to do so the Fund may incur significant Fund-level taxes and may be forced to dispose of certain assets. Relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If the Fund were to fail to qualify as a RIC in any taxable year, the Fund would be required to pay out its earnings and profits accumulated in that year in order to qualify for treatment as a RIC in a subsequent year. If the Fund failed to qualify as a RIC for a period greater than two taxable years, the Fund would generally be required to pay U.S. federal income tax at corporate rates on any net built-in gains with respect to certain of its assets upon a disposition of such assets within five years of qualifying as a RIC in a subsequent year.

Valuation Risk. The sales price that the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by the Index, particularly for securities that trade in low volume or volatile markets or that are valued using a fair value methodology. In addition, the value of the securities in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s shares.

Comment 22 – Additional Information about the Fund’s Strategies and Risks

The Staff notes that the following disclosure appears in Item 9 under the section entitled “Additional Information About the Fund’s Strategies and Risks”:

There may also be instances in which the Adviser may choose to overweight securities in the Index, thus causing the Fund to purchase or sell securities not in the Index, but which the Adviser believes are appropriate to substitute for certain securities in the Index.

Please revise the disclosure to clarify that there is no ability for the Adviser to exercise discretion. Otherwise, revise the registration statement to make clear that the Fund is not a passively managed fund.

Response to Comment 22

In accordance with the Staff’s comment, the above referenced disclosure has been removed from the prospectus. For the sake of clarity, the disclosure in the “Additional Information About the Fund’s Strategies and Risks” has been revised across all of the shell registration statements, including this Registration Statement, as follows:

“The Fund is a series of the Trust, an investment company and a passively managed ETF. The Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Index. The investment objective of the Fund is to provide investment results that correlate generally to the price and yield (before the Fund’s fees and expenses) of the Index. In seeking to achieve this objective, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of companies that comprise the Index. The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index. Under various circumstances, it may not be possible or practicable to purchase all of the securities comprising the Index. In those circumstances, the Fund may purchase a representative sample of securities in the Index.

A method to evaluate the relationship between the returns of the Fund and its Index is to assess the “tracking error” between the two. Tracking error means the variation between the Fund’s annual return and the return of the Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Index’s returns. There is no guarantee that the tracking error will not exceed 5%.

The Fund’s investment objective, its investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”) under “Investment Objective and Policies.” The Fund may liquidate and terminate at any time without shareholder approval.

Comment 23 – Additional Information about the Fund’s Strategies and Risks

The Staff notes that the following disclosure appears in the section entitled “Additional Information About the Fund’s Strategies and Risks”:

Concentration Policy. The Fund will not concentrate (i.e., invests more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except that the Fund will concentrate its assets in the metals and mining industry.

Please confirm the reference to “metals and mining industry”. Further, please limit the concentration policy to only concentrations in industries, and not in sectors.

Response to Comment 23

In accordance with the Staff’s comment, the Fund has deleted the reference to “metals and mining industry” and further revised the disclosure as follows:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index is concentrated in the [______] industries.”

Comment 24– Non-Principal Investment Strategies

The Staff notes that “Securities Lending” appears as a Principal Risk and also appears under the “Non-Principal Investment Strategies” section. Please remove from the “Non-Principal Investment Strategies” section. Further, please revise the “Securities Lending Risk” to include any necessary disclosure from “Securities Lending” under the “Non-Principal Investment Strategies” section.

Response to Comment 24

Given the strategy of the Fund, the Fund does not believe that “Securities Lending” is a principal risk. Therefore, the disclosure has been revised to remove the “Securities Lending Risk” from the Principal Risks section in Item 4 and in Item 9. The disclosure under “Securities Lending” in the “Non-Principal Investment Strategies” section will remain.

In addition, the following risk factor has been added to the “Additional Risks of Investing in the Fund” section:

Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 25– Fund Investments

The Staff notes that “Cash Equivalents and Short-Term Investments” appears under “Fund Investments.” If these investments are principal, please add appropriate disclosure to the strategy section and risk section in Item 4 and Item 9.

Response to Comment 25

The Fund notes that it does not intend for cash equivalents and short-term investments to be principal investments of the Fund. The prospectus has been revised to differentiate between types of investments that are principal and those that are additional and non-principal.

Comment 26 – Additional Information Regarding Fund Risks

The Staff notes that the risks under the “Additional Information Regarding Fund Risks” section are not in alphabetical order. Please revise the rest of the prospectus such that the risks are listed in order of importance and not in alphabetical order.

Response to Comment 26

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance. The disclosure has been revised to list all of the risk factors in alphabetical order.

Comment 27 – Additional Risks of Investing in the Fund

The Staff notes that the “Correlation Risk” and “Securities Lending Risk” appear in the Item 4 but not in the Item 9. Please include in Item 9.

Response to Comment 27

As previously noted, the Fund has removed the “Correlation Risk.” With respect to the “Securities Lending Risk”, please refer to the Fund’s response to Comment No. 24.

Comment 28– Additional Risks of Investing in the Fund

The Staff notes that the “Depositary Receipts Risk” appears as a standalone risk is Item 4, but is included as a subset of the Foreign Investment Risk is Item 9. Please rectify this inconsistency.

Response to Comment 28

The disclosure has been revised such that the “Depositary Receipts Risk” is a standalone risk in Item 9.

Comment 28– Additional Risks of Investing in the Fund

The Staff notes that the “Smaller Companies Risk” appears twice in Item 9. Please delete the duplicative risk.

Response to Comment 28

The disclosure has been revised in accordance with the Staff’s comment.

Comment 29– Additional Risks of Investing in the Fund

Please move the “Treatment Companies and Testing Companies Risk” further up front so it is more prominently displayed in the list of risk factors.

Response to Comment 29

The Fund respectfully declines to move the Treatment Companies and Testing Companies Risk” as the risks are listed in alphabetical order.

Comment 30– Additional Risks of Investing in the Fund

The Staff notes that the “Valuation Risk” appears in Item 9 but not in Item 4. Please add to Item 4.

Response to Comment 30

The disclosure has been revised in accordance with the Staff’s comment.

Comment 31 – Additional Risks of Investing in the Fund

The Staff notes that “Security Issuer Risk” appears under the section entitled “Additional Risks of Investing in the Fund.” Please supplementally explain to the Staff why “Security Issuer Risk” is not a principal risk to the Fund.

Response to Comment 31

The disclosure has been revised to include “Security Issuer Risk” under the Principal Risk section.

Comment 32 – Statement of Additional Information

The Staff notes that item 7 under the section entitled “Investment Objectives and Policies” contains the fundamental investment restriction with respect to the concentration policy. Please ensure the concentration policy is aligned throughout the Registration Statement.

Response to Comment 32

The Fund confirms that the Registration Statement has been revised to align the concentration policy throughout the disclosure.

Comment 33 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 33

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 34 – Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 34

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 35 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 35

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren